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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3


              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                              (Name of the Issuer)

                         BASIC CAPITAL MANAGEMENT, INC.
                                GENE E. PHILLIPS
                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                 TRANSCONTINENTAL REALTY ACQUISITION CORPORATION
                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                       (Names of Persons Filing Statement)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   452926-10-8
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)

                                   ----------
                                   With copies
                                       to:
                                   ----------

   STEVEN C. METZGER, ESQ.                              JEFFREY M. SONE, ESQ.
PRAGER METZGER & KROEMER, PLLC                          JACKSON WALKER L.L.P.
 2626 COLE AVENUE, SUITE 900                         901 MAIN STREET, SUITE 6000
     DALLAS, TEXAS 75204                                 DALLAS, TEXAS 75202
        (214) 969-7600                                     (214) 953-6000
     (214) 523-3838 (FAX)                                (214) 953-5822(FAX)

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").



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b.  [X]  The filing of a registration statement under the Securities Act of
         1933.

c.  [X]  A tender offer.

d.  [ ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

            Transaction valuation*                        Amount of filing fee**
            ----------------------                        ----------------------
                $1,366,564.00                                     $125.72

         *Filing fee determined by multiplying: (i) 683,282 shares of 10% Series H Cumulative Redeemable Convertible preferred stock, par value $2.00 per share, which represents the maximum number of shares of Series H Redeemable Convertible preferred stock to be issued in connection with the merger of Income Opportunity Realty Investors, Inc. described herein at the exchange ratio of one share of Series H Redeemable Convertible preferred stock for each share of IOT common stock outstanding (other than shares owned by American Realty Investors, Inc.) or its subsidiaries), by (ii) $2.00, the par value of the Series H Cumulative Redeemable Convertible preferred stock, by (iii) .000092.

[X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,283.61            Filing Party: American Realty Investors, Inc.
Form or Registration No.: 333-83292          Date Filed: February 22, 2002

                        RULE 13E-3 TRANSACTION STATEMENT

         Introduction

         This Amendment No. 4 amends and supplements the Schedule 13E-3 Transaction Statement on Schedule 13e-3 (this "Transaction Statement") previously filed on July 31, 2002, as amended, and is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended. The original Schedule 13E-3 and Amendment No. 1 were filed in connection with a proposed business combination that resulted from a court approved settlement (the "Settlement Agreement") of a lawsuit styled Jack Olive, et. al. v. National Income Realty Trust, et al, Case No. C89 4331 MHP pending in the United States District Court for the Northern District of California (the "Olive Litigation"). The claims in the Olive Litigation related to the operation and management of Transcontinental Realty Investors, Inc. ("TCI") and Income Opportunity Realty Investors, Inc. ("IOT"). Defendants in the lawsuit included, among others, American Realty Trust, Inc. (a subsidiary of American Realty Investors, Inc. ("ARL")), TCI, IOT, Basic Capital Management, Inc. ("BCM") and Gene E. Phillips ("Mr. Phillips"). BCM is a contractual advisor that is responsible



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for managing the affairs of ARL, TCI and IOT and for advising the respective boards on setting the policies which guide ARL, TCI and IOT.

         ARL filed Registration Statement No. 333-83292 on Form S-4 to register the consideration in the proposed business combination and to seek stockholder approval of the business combination. The SEC review process relating to the Registration Statement has not been completed. Pursuant to the terms of the Settlement Agreement, ARL, through its subsidiary, Income Opportunity Acquisition Corporation ("IOT Acquisition Sub"), commenced a tender offer for any or all of the IOT common stock on November 15, 2002 in order to cure a default under the Settlement Agreement. This Amendment No. 4 to the Transaction Statement sets forth disclosures related to that tender offer.

         IOT Acquisition Sub offered to purchase any and all of the issued and outstanding shares of common stock of IOT for $19.00 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase"). The Offer to Purchase was filed as Exhibit (a)(1) to the Schedule TO filed on November 15, 2002 by ARL and IOT Acquisition Sub, as amended by Amendment Nos. 1, 2, 3, 4 and 5 (the "Schedule TO"). The information set forth in the Offer to Purchase and the Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Transaction Statement. The responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits, as amended.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Transaction Statement is hereby amended as follows:

         See Item 1 and Item 13 of the Schedule TO, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Transaction Statement is hereby amended as follows:

         See Item 4 and Item 13 of the Schedule TO and Section 10 of the Offer to Purchase, "Rights of Dissenting Stockholders," which are incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16 of the Transaction Statement is hereby amended as follows:

         See Item 12 of the Schedule TO, which is incorporated herein by reference.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                                       BASIC CAPITAL MANAGEMENT, INC.

Date:  January 14, 2003                By:  /s/ RONALD E. KIMBROUGH
      --------------------                 -------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer

Date:  January 14, 2003                By:  /s/ GENE E. PHILLIPS
      --------------------                 -------------------------------------
                                       Printed Name: Gene E. Phillips

                                       TRANSCONTINENTAL REALTY
                                         INVESTORS, INC.

Date:  January 14, 2003                By:  /s/ RONALD E. KIMBROUGH
      --------------------                 -------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer

                                       TRANSCONTINENTAL REALTY
                                         ACQUISITION CORPORATION

Date:  January 14, 2003                By:  /s/ RONALD E. KIMBROUGH
      --------------------                 -------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Director and President

                                       INCOME OPPORTUNITY REALTY
                                         INVESTORS, INC.

Date:  January 14, 2003                By:  /s/ RONALD E. KIMBROUGH
      --------------------                 -------------------------------------
                                       Printed Name: Ronald E. Kimbrough
                                       Title: Executive Vice President and Chief
                                                Financial Officer